Exhibit 99.28
OCEANAGOLD CORPORATION
NOTICE OF CHANGE OF AUDITOR

TO:	PricewaterhouseCoopers ("PWC Australia") 2 Riverside Quay Southbank, VIC 3006 Australia

AND TO:	PricewaterhouseCoopers LLP ("PWC Canada") 250 Howe Strreet, Suite 1400 Vancouver, BC V6C 3S7

AND TO:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

DATE:	February 19, 2025

OceanaGold Corporation (the "Company") hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:
1.At the request of the Company, PWC Australia has resigned as the Company's auditor effective as of February 19, 2025 (the "Resignation Date").
2.On the Resignation Date, the Company appointed PWC Canada to fill the vacancy created by the resignation of PWC Australia, and to hold such position until the close of the next annual meeting of shareholders of the Company.
3.The resignation of PWC Australia as auditor of the Company and the appointment of PWC Canada as auditor of the Company were considered and approved by the Board of Directors and the Audit and Risk Committee of the Company.

4.PWC Australia has not expressed any modified opinion in its reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Resignation Date.
5.There have been no "reportable events", as such term is defined in NI 51-102.
[Signature page follows.]

DATED effective as of the date first written above.

OCEANAGOLD CORPORATION

(Signed) “Marius van Niekerk”

By:
Name: Marius van Niekerk
Title: Executive Vice President and Chief Financial Officer